Exhibit 17.1
Kurt Krauss
225 Lake Bluff Drive
Columbus, Ohio
May 15, 2007
Mr. Gary Klinefelter
General Counsel & Secretary
Zila, Inc.
5227 N. 7th Street
Phoenix, AZ 85104
Dear Gary:
I hereby tender my resignation from the Board of Directors of Zila, Inc. because I believe I can no longer faithfully fulfill my fiduciary responsibilities to the Company and its stockholders as a result of my lack of confidence in the Company’s Chief Executive Officer and concerns regarding the Company’s corporate governance practices. I also resign as Chairman of the Audit Committee and as a member of the Compensation Committee of Zila, Inc.
These resignations are effective immediately.

Respectfully,
/s/ Kurt Krauss
Kurt Krauss